Exhibit 99.4

NICE Introduces NiceVision Net 2.0 IP Video Surveillance Solution, Offering Easy
Deployment, Low TCO and Versatility, to Support a Broad Range of Environments

New version builds on NICE’s industry-leading core IP video technology and expertise to offer tiered solution packages and unique system integrator tools, and a future-ready, hybrid Smart Video Recording platform

Ra’anana, Israel, October 12, 2010 - NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced the launch of NiceVision Net 2.0. NiceVision Net 2.0 is a next-generation, enterprise-class, open-platform IP video surveillance solution that provides versatility and low total cost of ownership (TCO), through a three-tiered offering designed to meet the needs of a broad range of security operations. NiceVision Net 2.0 is being introduced today in NICE’s booth #3836 at the 2010 ASIS International 56th Annual Seminar and Exhibits taking place at the Dallas (TX) Convention Center. NiceVision Net 2.0 is offered globally through NICE’s extensive network of partners and systems integrators.

NiceVision Net 2.0 offers bundled solution packages that leverage NICE’s industry-leading core IP video technology and expertise, along with partner-friendly sales and deployment tools, to deliver enterprise-level capabilities, versatility, and low total cost of ownership, in a future-ready, hybrid Smart Video Recording platform.

“In order to better compete and win business across a wide range of security markets, today’s system integrators are looking for hybrid video solutions that combine advanced capabilities with low total cost of ownership, while offering a smooth migration to IP,” said Bill Bozeman, CEO of the PSA Security Network, the world's largest electronic security cooperative representing systems integrators. “NiceVision Net offers all of this, along with tiered packaging and specialized support tools that make it easier for integrators to design, quote, sell, deploy, and upgrade customer systems. It’s a real game changer.”

Members of the PSA Security Network specialize in the design, installation, integration, and maintenance of access control, video surveillance, intrusion detection, fire, and life safety systems, and account for over $1.7 billion annually in security, fire, and life safety installations.

Key benefits of NiceVision Net 2.0 include:

Versatility: A true entry-to-enterprise solution, NiceVision Net 2.0 offers three-tiered solution packages (eXpress, Professional and Enterprise) and versatility to support different types of video surveillance projects, including: analog, IP or hybrid environments; software only or turnkey; and small clusters to large centralized architectures.

Investment protection: All NiceVision Net 2.0 bundles are IT-grade and based on the same core enterprise-class technology, so security operations can start small and upgrade/scale as they grow, through simple license upgrades. Edge device agnostic and analytics-ready, NiceVision Net 2.0’s hybrid Smart Video Recorder (SVR) empowers security operations with high-end value-added security solutions, such as analytics, and supports both analog and IP cameras, so organizations can migrate to IP at their own pace while making the most of legacy investments.

Cost effectiveness: The combination of NiceVision Net 2.0’s hybrid SVR, unmatched channel/server ratio, space-saving design, high internal storage capacity of up to 22 terabytes, and easy installation mean low total cost of ownership for end users.

Partner-friendliness: Tiered packaging/licensing – complemented by NiceVision Net’s solution designer, software deployment and distribution tools – make it easy for integrators to design, quote, sell, deploy, and upgrade video surveillance solutions.

IT-friendliness: An open, standards-based solution, NiceVision Net 2.0 is built for high reliability and availability, and conforms with today’s stringent information security standards. NiceVision Net 2.0 works with virtually any commercially available server and storage devices, and is simple to install, scale, upgrade and maintain. NiceVision Net 2.0 offers the advanced features of an enterprise-level video solution in a compact turnkey platform, and is also available as a software kit.

“Security conscious organizations come in all shapes, sizes and environments,” said Israel Livnat, President, Security Group, NICE Systems. “Whether analog, IP or hybrid video environments; small or large; centralized or distributed – all can benefit from NiceVision Net’s enterprise-class capabilities, versatility, low TCO and future-proof design. Additionally, NiceVision Net 2.0’s tiered solution approach and integrator support tools open the door for integrators to win more business and streamline their customer deployments.”

The NICE Security offering, which includes NiceVision Net, addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capture, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view. NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/NICETrademarks.html.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Livnat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.